

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Zvi Ben-David
Chief Financial Officer
DarioHealth Corp.
18 W 18th St, 5th Floor
New York, NY 10011

   Re: DarioHealth Corp.
     Registration Statement on Form S-3
     Filed July 1, 2022
     File No. 333-265992

Dear Mr. Ben-David:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Doris Stacey Gama at 202-551-3188 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Ron Ben-Bassat, Esq.